UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	United States: Launch of Cameron LNG Expansion to Increase Liquefied Natural Gas Production Ukraine (April 11, 2022)

Exhibit 99.2	Poland: TotalEnergies and KGHM Join Forces to Develop Offshore Wind Power (April 12, 2022)

Exhibit 99.3	TotalEnergies and ENEOS join forces to Develop B2B Solar Distributed Generation across Asia (April 13, 2022)

Exhibit 99.4	Japan: TotalEnergies and ENEOS to Study Sustainable Aviation Fuel production at ENEOS Negishi Refinery (April 14, 2022)

Exhibit 99.5	United States: TotalEnergies adds 4 GW to its Renewable Energy Portfolio with the Acquisition of Core Solar (April 27, 2022)

Exhibit 99.6	Russia: TotalEnergies records a 4.1 B$ impairment in its Q1 2022 accounts (April 27, 2022)

Exhibit 99.7	The Board of Directors of TotalEnergies is promoting dialogue with its shareholders by inviting those that proposed a draft resolution to express their views at the Annual Shareholders’ Meeting of 25 May 2022 (April 27, 2022)

Exhibit 99.8	First Quarter 2022 Results (April 28, 2022)

Exhibit 99.9	TotalEnergies announces the first 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021 (April 28, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 2, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer